SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

IRSA Propiedades Comerciales S.A.

(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No ☒

IRSA Propiedades Comerciales S.A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is press release published by the Company in connection with its proposed offering of common shares and ADSs:

IRSA Propiedades Comerciales S.A. Announces Launch of its Global Public Offering of Common Shares,

Including Common Shares Offered by

IRSA Inversiones y Representaciones Sociedad Anónima as the Selling Shareholder

Ciudad Autónoma de Buenos Aires, Argentina, July 7, 2017 —- IRSA Propiedades Comerciales S.A. (“IRSA CP”)  announced today the launch of its global public offering of 14,000,000 newly-issued common shares, par value Ps.1.00 per share, which will be represented by American Depositary Shares (“ADSs”) in the United States and other countries outside Argentina through a group of international underwriters and in Argentina by several placement agents pursuant to a Spanish-language prospectus prepared for the Argentine offering. In addition, 14,000,000 common shares are being offered by IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) as selling shareholder. The total number of common shares offered for sale in the global offering is subject to reallocation between the international and Argentine offerings. IRSA CP expects that the common shares will be offered at a price between US$50.00 and US$60.00 per ADS or US$12.50 and US$15.00 per common share.

IRSA has granted an option to the international underwriters for a period of 30 days following the date of pricing of the global offering to purchase up to an additional 1,050,000 ADSs, representing 4,200,000 common shares, at the public offering price per ADS paid by investors in the global offering, minus underwriting discounts and commissions, to cover over-allotments, if any.

Additionally, IRSA’s Board of Directors has authorized the increase of the size of the offering in an amount up to 8,000,000 common shares (plus an option of an additional 1,200,000 common shares to the international underwriters to cover over-allotments, if any), depending on market conditions.

Prior to this offering, the public market for IRSA CP’s common shares and ADSs has been limited. IRSA CP’s ADSs are listed for trading on the NASDAQ Global Market and the common shares are listed on Bolsas y Mercados Argentinos S.A. (“BYMA”), in each case, under the symbol “IRCP”. On July 5, 2017, the closing price per common share on the BYMA was Ps.240.00 and the closing price per ADS on the NASDAQ was US$56.90.

IRSA CP intends to use the net proceeds received from this global offering to: finance the growth of its business through the development of commercial rental properties; develop, re-style and expand existing commercial properties; to acquire new commercial properties; to purchase additional land reserves; and for other general corporate purposes. IRSA CP will not receive any proceeds from the sale of shares or ADRs by IRSA, nor from the exercise by the international underwriters of the over-allotment option granted by IRSA.

A registration statement, including a prospectus, which is preliminary and subject to completion, relating to these securities has been filed with the U.S. Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement becomes effective, and, even then, the securities may only be sold pursuant to the registration statement and final prospectus. This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

J.P. Morgan Securities LLC will act as the sole global coordinator, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Itau BBA USA Securities Inc. will act as joint book-running managers and Banco BTG Pactual S.A.— Cayman Branch will act as junior bookrunner. A copy of the preliminary prospectus relating to the offering may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204.

About IRSA CP

IRSA CP owns, develops and manages commercial real estate properties, which consist primarily of shopping malls and office buildings throughout Argentina. IRSA CP is currently the largest owner and operator of shopping malls and one of the largest owners of office buildings and other commercial properties in Argentina in terms of gross leasable area and number of rental properties according to data published by the Argentine Chamber of Shopping Malls. With several projects under development, IRSA CP owns 16 shopping malls, with an aggregate 340,391 square meters of gross leasable area and 6 office buildings, with an aggregate 77,252 square meters of gross leaseable area as of March 31, 2017.

Forward-Looking Statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “believes” and “expects.” Forward-looking statements are based on IRSA CP’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in IRSA CP’s filings with the SEC, including IRSA CP’s registration statement on Form F-1, as amended from time to time, under the caption “Risk Factors.”

Contact
IRSA Propiedades Comerciales S.A. Moreno 877, Floor 22, (C1091AAQ), Ciudad Autónoma de Buenos Aires Argentina T (5411) 4344 4600 F (5411) 4814 7875	IRSA Inversiones y Representaciones Sociedad Anónima Moreno 877, Floor 22, (C1091AAQ), Ciudad Autónoma de Buenos Aires Argentina T (5411) 4323 7400 F (5411) 4323 7480

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.
July 7, 2017
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for relationship with the markets